

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 17, 2015

P.J. Himelfarb
Weil, Gotshal & Manges LLP
1300 Eye Street NW, Suite 900
Washington, DC 20005-3314

> **Re:** **Home Loan Servicing Solutions, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2015**
> **File No. 001-35431**

Dear Ms. Himelfarb:

As requested, we return to you materials provided supplementally for our review by letter dated June 3, 2015.

Sincerely,

Jessica Livingston
Attorney-Advisor
Office of Financial Services I